RUBICON MINERALS CORPORATION

Consolidated Financial Statements

(Stated in Canadian Dollars)

For the Year Ended December 31, 2010

Suite 1540 – 800 West Pender Street, Vancouver, BC  V6C 2V6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Rubicon Minerals Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report which has been approved by the Board of Directors. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 18. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

De Visser Gray LLP has audited our financial statements in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and has expressed their opinion in the auditors’ report.

/s/ "David Adamson"	/s/ "Robert G. Lewis"
Name: David W. Adamson	Name: Robert G. Lewis
Title: President and Chief Executive Officer	Title: Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Rubicon Minerals Corporation

We have audited the accompanying consolidated financial statements of Rubicon Minerals Corporation and its subsidiaries (“the Company”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Rubicon Minerals Corporation and its subsidiaries as at December 31, 2010 and 2009 and their financial performance and their cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

“DeVisser Gray LLP”

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Vancouver, Canada
March 28, 2011

RUBICON MINERALS CORPORATION

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework, by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2010. De Visser Gray LLP, a firm of independent registered chartered accountants, appointed by the shareholders, have performed an audit on the effectiveness of our internal controls over financial reporting, as of December 31, 2010 and their report is attached.

/s/ "David Adamson"	/s/ "Robert G. Lewis"
Name: David W. Adamson	Name: Robert G. Lewis
Title: President and Chief Executive Officer	Title: Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Rubicon Minerals Corporation

We have audited the internal control over financial reporting of Rubicon Minerals Corporation (the “Company”) as of December 31, 2010, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and  the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of  and for the year ended December 31, 2010 of the Company and our report dated March 28, 2011 expressed an unqualified opinion on those financial statements.

“DeVisser Gray LLP”

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Vancouver, Canada
March 28, 2011

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
 (Stated in Canadian Dollars)

	As at December 31
	2010	2009
Assets
Current assets
Cash and cash equivalents	$11,967,867	$2,377,399
Temporary investments (note 6)	52,413,576	125,418,231
Marketable securities (note 7)	68,408	66,532
Amounts receivable	2,111,463	1,108,511
Prepaid expenses and supplier advances	289,967	333,343
	66,851,281	129,304,016

Other investments (note 8)	1,248,472	1,127,819
Buildings and equipment (note 9)	5,031,532	987,245
Mineral property costs (note 10)	154,293,692	114,209,833
Reclamation deposits (note 11)	498,000	498,000
	$227,922,977	$246,126,913
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$6,992,024	$4,038,999
Corporate income tax payable (note 14)	7,150	-
	6,999,174	4,038,999
Long term liabilities
Asset retirement obligations (note 11)	124,007	-
Future income taxes (note 14)	5,136,033	13,391,328
	5,260,040	13,391,328
Shareholders’ equity
Share capital (note 12(a))	248,482,600	246,391,590
Contributed surplus (note 12(c))	13,796,704	5,750,527
Deficit	(46,709,395)	(22,659,689)
Accumulated other comprehensive income (loss) (note 13)	93,854	(785,842)
	215,663,763	228,696,586
	$227,922,977	$246,126,913
See accompanying notes to the consolidated financial statements

Commitments (Note 16)

Approved by the Board of Directors:
"David Adamson "	“Julian Kemp”
David Adamson, Director	Julian Kemp, CA, Director

RUBICON MINERALS CORPORATION
Consolidated Statements of Operations and Deficit
(Stated in Canadian Dollars)

	For the years ended December 31
	2010	2009	2008

Expenses
Amortization	$22,698	$64,878	$70,391
Consulting	543,178	9,207	74,259
General mineral exploration	144,006	212,265	232,932
Insurance	510,962	176,657	104,262
Investor relations	860,454	657,820	630,626
Office and rent	245,950	177,769	151,433
Part XII.6 tax on flow-through	(404)	26,102	159,279
Professional fees	535,447	211,488	200,085
Salaries	2,605,941	1,231,694	944,150
Stock-based compensation (note 12(b))	5,585,969	1,638,405	659,806
Transfer agent and regulatory filing fees	205,857	150,899	121,161
Travel and accommodation	358,060	136,026	138,534

Loss before other items	(11,618,118)	(4,693,210)	(3,486,918)
Write-off of mineral property costs	(21,163,834)	-	-
Foreign exchange gains (losses)	727,701	2,132,034	(2,894,204)
Interest and other income	463,583	214,243	732,798
Option and administration fees received in excess of property costs	505,865	249,070	578,664
Loss on sale of investments	(366,418)	(96,721)	(222,491)
Other (losses) gains	(114,449)	566	(357,343)
Loss on disposal of equipment	-	(4,024)	(4,475)
Loss before income taxes	(31,565,670)	(2,198,042)	(5,653,969)
Current income tax expense	(14,751)	(3,902)	(22,603)
Future income tax recovery (note 14)	7,530,715	1,645,615	3,276,809

Net loss for the year	(24,049,706)	(556,329)	(2,399,763)
Deficit, beginning of the year	(22,659,689)	(22,103,360)	(19,703,597)
Deficit, end of the year	$(46,709,395)	$(22,659,689)	$(22,103,360)

Basic and diluted loss per common share	$(0.11)	$(0.00)	$(0.02)
Weighted average number of common shares outstanding	213,523,163	186,958,831	148,878,778

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Comprehensive Loss
(Stated in Canadian Dollars)

	For the years ended December 31
	2010	2009	2008

Net loss for the year	$(24,049,706)	$(556,329)	$(2,399,763)

Other comprehensive income (loss) in the year
Fair value adjustments on available for sale financial instruments:
Temporary investments	28,761	(75,432)	25,021
Marketable securities and other investments	370,068	522,010	(2,407,906)
Realized losses on marketable securities and other investments reclassified to net income	366,418	96,721	222,491
Impairment losses on marketable securities and other investments reclassified to net income	114,449	-	281,647
	850,935	618,731	(1,903,768)
Other comprehensive income (loss) in the year	879,696	543,299	(1,878,747)
Comprehensive loss for the year	(23,170,010)	(13,030)	(4,278,510)

Accumulated comprehensive loss, beginning of the year	(23,445,531)	(23,432,501)	(19,153,991)
Accumulated comprehensive loss, end of the year	$(46,615,541)	$(23,445,531)	$(23,432,501)

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

	For the years ended December 31
	2010	2009	2008
Cash Provided by (Used for):
Operating Activities
Net loss for the year	$(24,049,706)	$(556,329)	$(2,399,763)
Adjustment for items which do not involve cash:
Amortization	22,698	64,878	70,391
Stock-based compensation	5,585,969	1,638,405	659,806
Write-off of mineral property costs	21,163,835	-	-
Loss on sale of investments	366,418	96,155	222,491
Foreign exchange (gains) losses	(724,580)	(2,132,034)	2,894,204
Other losses	114,449	4,024	342,788
Option receipt in excess of property costs	(201,181)	(109,813)	-
Interest and other income	166,981	64,639	43,458
Future income tax recovery	(7,530,715)	(1,645,615)	(3,276,809)
	(5,085,832)	(2,575,690)	(1,443,434)
Changes in non-cash working capital components:
Prepaid expenses	43,376	(223,586)	(66,259)
Amounts receivable	(1,002,952)	(937,451)	454,865
Accounts payable and accrued liabilities	1,632,855	640,418	(147,039)
Corporate income taxes payable	7,150	(22,603)	(51,397)
	(4,405,403)	(3,118,912)	(1,253,264)
Investing Activities*
Temporary investments	72,866,435	(121,546,149)	11,052,489
Mineral property costs	(56,444,420)	(27,611,890)	(16,893,521)
Reclamation deposits	-	(493,000)	-
Recovery of property costs incurred	27,188	137,683	1,392,438
Management and administration fees received	-	-	7,193
Purchase of equipment	(3,834,993)	(960,010)	(94,195)
Proceeds of sale of investments	463,580	163,813	193,060
	13,077,790	(150,309,553)	(4,342,536)
Financing Activities*
Common shares issued	933,960	144,544,906	10,298,529
Share issue costs	(15,879)	(7,492,791)	(740,289)
	918,081	137,052,115	9,558,240
Increase (decrease) in cash and cash equivalents	9,590,468	(16,376,350)	3,962,440
Cash and cash equivalents, beginning of the year	2,377,399	18,753,749	14,791,309
Cash and cash equivalents, end of the year	$11,967,867	$2,377,399	$18,753,749

*Supplemental Disclosure of Non-Cash Investing and Financing Activities – Refer to Note 17.
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and has been primarily involved in the acquisition and exploration of mineral property interests in Canada and the United States.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties.  The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise financing and to commence profitable operations in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  As described in note 18, these principles differ in certain respects from principles and practices generally accepted in the United States (“US”) and requirements promulgated by the Securities and Exchange Commission.  Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of the parent company and its 100% owned subsidiaries, 1304850 Ontario Inc., 0691403 BC Ltd., Rubicon Alaska Holdings Inc., Rubicon Alaska Corp., Rubicon Minerals Nevada Inc. and Rubicon Nevada Corp.   All inter-company balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

The Company’s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time.    Other items involving substantial measurement uncertainty are the carrying costs of mineral property interests, asset rehabilitation obligations, the determination of stock-based compensation and the determination of future income tax liabilities and valuation allowances.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of three months or less or deposits that are cashable on demand at the Company’s option.  Cash and cash equivalents are designated as available for sale and are carried at fair value.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketable Securities

Marketable securities include the Company’s investments in shares of public companies, for which there is no intention to hold for periods of longer than one year.  These investments have been categorized as available for sale financial instruments and are carried at fair value.  Adjustments to fair value are recorded in other comprehensive income unless there is a loss in value that is other than temporary, in which case the adjustment to fair value is included in income and not reversed on future fair value changes.

Investments

The Company’s investments consist of public company shares that have been categorized as available for sale financial instruments, are carried at fair value, and are considered non-current assets as the Company intends to hold them for a period of greater than one year.  Adjustments to fair value are recorded in other comprehensive income unless there is a loss in value that is other than temporary, in which case the adjustment to fair value is included in income and not reversed on future fair value changes.

Buildings and Equipment

Buildings and equipment are recorded and amortized over their estimated useful economic lives using the declining balance method at annual rates of between 5% and 50% and straight line over the remaining period of the lease for leasehold improvements.

Mineral Property Costs

Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will either be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned associated with exploration on certain properties, are offset against the historical costs deferred on those properties.  Administrative costs are expensed as incurred.  Fees earned in excess of deferred costs are recorded into income.

Reclamation Deposits

The Company maintains cash deposits, or letters of credit secured by cash deposits, as required by regulatory bodies as assurance for the funding of reclamation costs.  These funds are restricted to that purpose and are not available to the Company until the reclamation obligations have been fulfilled.  Reclamation deposits are designated as available for sale, are recorded at fair value and are classified as non-current assets.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on a discounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.

Foreign Currency Translation

The Canadian dollar is the functional currency of all of the Company’s operations which are classified as integrated for foreign currency translation purposes, and under this method translation gains or losses are included in the determination of net income or loss. Monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at balance sheet date.  Non-monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates.

Comprehensive Income

Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The statement of comprehensive income or loss includes unrealized gains and losses for classifications of financial instruments, that do not require such gains and losses to be included in net income.

Financial Instruments

The Company’s financial instruments consist of cash, cash equivalents, temporary investments, marketable securities, amounts receivable, other investments, reclamation deposits and accounts payable and accrued liabilities.

Cash, cash equivalents, temporary investments, marketable securities, other investments and reclamation deposits have been classified as available-for-sale and are re-valued to market at each period end.  Unrealized gains and losses on re-valuation are recorded to other comprehensive income.  Upon realization, gains and losses are transferred to income.

Amounts receivable, are classified as loans and receivables and are carried at amortized cost.  Accounts payable and accrued liabilities are classified as other liabilities and are carried at amortized cost. These instruments have fair values which approximate their cost due to their short-term nature.

Equity accounted investments are not considered to be financial instruments.

Disclosures require fair market value measurements for financial instruments and liquidity risk disclosures.  As a result a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements is disclosed.  See note 5.

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the trading price of the Company’s shares on the Toronto Stock Exchange on the date of the agreement to issue the shares.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based Compensation

All stock and stock option based awards made to employees and consultants are recognized in these consolidated financial statements and measured using a fair value based method.  The associated compensation expense is allocated to operations or capitalized to mineral property costs, depending on the nature of the services performed.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital.  The related contributed surplus originally recognized when the options or warrants were earned, is transferred to share capital.

Income Taxes

The Company uses the liability method of accounting for taxes.  Under this method the Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  The Company has taken a valuation allowance against all such potential tax assets.

Flow-through Shares

The Company follows the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. On the date that the Company files the renouncement documentation with the tax authorities to renounce the tax credits associated with the exploration expenditures and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders’ equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Net income (loss) per common share

Net income (loss) per common share has been calculated using the weighted-average number of common shares outstanding during each year.   The dilutive effect of outstanding options and warrants are reflected in fully diluted net income (loss) per share by the application of the treasury method which assumes conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on net income (loss) per share. The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported, and therefore basic and diluted losses per share are the same.

Comparative Figures

Certain of the 2009 figures have been reclassified to conform to the current year financial statement presentation.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

3.	CHANGES IN ACCOUNTING POLICIES

Canadian Pronouncements affecting Future Accounting Policies

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants (“CICA”) will likely impact the Company’s future accounting policies:

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canadian generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2010 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company expects the transition to IFRS to impact accounting policies, financial reporting and other financial processes.

4.	CAPITAL MANAGEMENT

The Company’s objectives for the management of capital are to safeguard the Company’s ability to continue as a going concern including the preservation of capital and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

The Company considers its cash, cash equivalents, and temporary investments to be its manageable capital.  The Company’s policy is to raise sufficient cash, as needs arise, to cover operating and exploration costs over a reasonable future period, generally two years.  The Company accesses capital markets as necessary and may also acquire additional funds where advantageous circumstances arise.

Excess cash investments are restricted to securities issued by the federal or provincial governments of Canada.  The Company currently has no externally imposed capital requirements.

5.	FINANCIAL INSTRUMENTS

Fair value hierarchy

Financial instruments recognized at fair value on the consolidated balance sheets must be classified into one of the three following fair value hierarchy levels:

Level 1 – measurement based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2 – measurement based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability;

Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

5.	FINANCIAL INSTRUMENTS (continued)

The Company’s financial instruments carrying amounts and fair values by categories and levels per the fair value hierarchy are as follows:

	Fair Value Level	2010				2009
		Available for sale at fair value		Loans and receivables/ other financial liabilities at amortized cost		Available for sale at fair value		Loans and receivables/ other financial liabilities at amortized cost
		$		$		$		$
Financial assets:
Cash and cash equivalents	1		11,697,867		-		2,377,399		-
Temporary investments	1		52,413,576		-		125,418,231		-
Marketable securities	1		68,408		-		66,532		-
Amounts receivable					2,111,463		-		1,108,510
Other investments	1		1,248,472		-		1,127,819		-
Reclamation deposits	2		498,000		-		498,000		-
			65,926,323		2,111,463		129,487,981		1,108,510
Financial liabilities:
Accounts payable and accrued liabilities			-		6,992,024		-		4,038,999
			-		6,992,024		-		4,038,999

Financial instrument risks

The Company’s financial instruments are exposed to the following risks:

Credit Risk

The Company’s primary exposure to credit risk is the risk of non-payment of cash equivalents and temporary investments amounting to $54.3 million at December 31, 2010, in Canadian federal government treasury bills.  As the Company’s policy is to limit excess cash investments to Canadian federal and provincial government instruments, the credit risk is considered by management to be negligible.

The Company’s credit risk exposure from amounts receivable at December 31, 2010, amounted to $2,111,463.  This balance includes amounts due and accrued from the Canadian government of $2,060,713 for HST refunds and $50,750 of miscellaneous receivable items. Consequently, management considers this credit risk to be negligible.

Liquidity Risk

The Company’s only liquidity risk from financial instruments is its need to meet operating accounts payable requirements.  The Company maintains sufficient cash balances to meet these needs.

Foreign Exchange Risk

Due to the Company’s minimal activity on its US mineral properties in the current year, foreign exchange risk relates only to the revaluation of US based tax liabilities.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

5.	FINANCIAL INSTRUMENTS (continued)

Interest Rate Risk

The Company is exposed to interest rate risk on its cash equivalent and temporary investments.  The majority of these investments are in discounted instruments with pre-determined fixed yields.  Interest rate movements will affect the fair value of these instruments between maturities so the Company manages maturity dates of these instruments to match cash flow needs.  Given maturity dates are short term in nature gains or losses on these investments are expected to be minimal.  Unrealized gains and losses are reported in other comprehensive income.

A difference in interest rates of 1.0%, on the December 31, 2010 balance of cash and temporary investments, over a year period, would result in a change to net income of approximately $641,000.

Price Risk

The Company is exposed to price risk on its portfolio of junior mining company shares which include  investments in shares received from the spin out of assets previously held by the Company.  Due to the volatility of this class of shares, there is a risk that the values of these investments could change.  The Company’s policy to manage this risk is to liquidate sufficient shareholdings to cover cost outlays as soon as possible, market conditions permitting and thereafter liquidate the balance when market conditions are favourable.  Unrealized gains and losses are reported in other comprehensive income.

The Company’s “Investment in Companies Spun Off” (note 8) consists of the right to receive the proceeds on exercise of Africo Resources Ltd. options granted to Rubicon personnel at the December 2006 plan of arrangement. Where these options expire or are forfeited, Rubicon will receive the underlying Africo shares at no cost.  As such, this investment is exposed to the same price risk as an investment in Africo shares would.  However, the maximum value to be received per option is the exercise price.  No early liquidation of this asset is possible.  Unrealized gains and losses on the Africo share value portion are reported in other comprehensive income.

Management considers the historical volatility of shares held to be an indicator of a reasonably possible change in value.  If the market prices for all shares held by the Company and the Africo shares underlying the Africo share rights, as described above, at period end, had increased or decreased by the weighted average volatility of 107% annually, then there would have been an increase or decrease in other comprehensive income of approximately $1.4 million.

6.	TEMPORARY INVESTMENTS

Temporary investments consists of  Government of Canada T-Bills maturing at various dates in 2011, with an aggregate carrying value and fair value of $52,413,576 at December 31, 2010 ($125,418,231 – December 31, 2009) and effective interest rates ranging from 0.57% to 0.92%   Market value is determined from broker quotations.

7.	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value of $68,408 (2009 - $66,532) at year end.  Market values were based on quoted prices in an active market.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

8.	OTHER INVESTMENTS

	2010	2009
	Carrying and Market Value	Carrying and Market Value

Investments in companies spun-off (1)	$2,311	$168,694
Investments in other public company shares (2)	1,246,161	959,125

	$1,248,472	$1,127,819

(1)
Investment in companies spun-off consists of the net value of rights and obligations outstanding from options issued or revised at the December 2006 plan of arrangement.  The December 31, 2010, carrying value and fair value of $2,311 is attributable to the right to receive the proceeds from any exercise of Africo options or the underlying Africo shares.

(2)
Other investments in public company shares have aggregate carrying and fair value of $1,246,161 at December 31, 2010. Fair values were based on quoted prices in an active market. These shares were received as payments pursuant to mineral property option agreements and pursuant to prior year spin-out transactions.

9.	BUILDINGS AND EQUIPMENT

	2010			2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Assets under construction	$2,750,427	$-	$2,750,427	$-	$-	$-
Computer equipment	252,715	127,356	125,359	204,193	84,132	120,061
Furniture and fixtures	167,592	91,783	75,809	164,569	73,267	91,302
Software	280,650	173,608	107,042	191,757	111,012	80,745
Leasehold improvements	12,291	10,140	2,151	12,291	9,218	3,073
Field equipment	1,347,978	183,455	1,164,523	263,219	27,920	235,299
Trucks	187,959	46,161	141,798	70,459	10,569	59,890
Buildings	714,284	49,861	664,423	411,352	14,477	396,875

	$5,713,896	$682,364	$5,031,532	$1,317,840	$330,595	$987,245

10.	MINERAL PROPERTY INTERESTS

Expenditures on the Company’s mineral properties are summarized as follows:

	Balance December 31 2008	Gross Expenditures 2009	Recoveries 2009	Balance December 31 2009	Gross Expenditures 2010	Recoveries and Write-Offs 2010	Balance December 31 2010
CANADA
ONTARIO
RED LAKE MINING DIVISION
Phoenix Gold Project
Acquisition and option payments	$4,055,284	$561,229	$-	$4,616,513	$412,417	$-	$5,028,930
Exploration costs:
Geological and geochemical	2,164,953	1,299,196	-	3,464,149	3,281,788	-	6,745,937
Surface drilling	19,314,229	10,815,628	-	30,129,857	11,560,136	-	41,689,993
Geophysical	456,262	57,435	-	513,697	104,900	-	618,597
Travel and accommodation	305,140	97,632	-	402,772	95,847	-	498,619
Other	109,735	622,979	-	732,714	2,364,741	-	3,097,455
Underground exploration	734,849	16,966,760	-	17,701,609	40,048,462	-	57,750,071
Amortization	-	80,979	-	80,979	329,170	-	410,149
Asset rehabilitation obligation	-	-	-	-	124,007	-	124,007
	27,140,452	30,501,838	-	57,642,290	58,321,468	-	115,963,758

17 -

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

10.	MINERAL PROPERTY INTERESTS (continued)

	Balance December 31 2008	Gross Expenditures 2009	Recoveries 2009	Balance December 31 2009	Gross Expenditures 2010	Recoveries and Write-Offs 2010	Balance December 31 2010

Other Red Lake Properties
Acquisition and option payments	$610,068	$166,844	$(120,282)	$656,630	$321,743	$(14,621)	$963,752
Exploration costs:
Geological and geochemical	1,873,454	-	-	1,873,454	92,711	-	1,966,165
Surface drilling	4,090,189	51,204	-	4,141,393	1,267,352	-	5,408,745
Geophysical	361,650	165,862	-	527,512	573,093	(27,190)	1,073,415
Travel and accommodation	157,784	-	-	157,784	7,634	-	165,418
Other	75,800	1,258	-	77,058	9,110	-	86,168
Administration fees (earned)	(724,425)	-	-	(724,425)	-	-	(724,425)
	6,444,520	385,168	(120,282)	6,709,406	2,271,643	(41,811)	8,939,238

UNITED STATES OF AMERICA
ALASKA
Alaska Properties
Acquisition and option payments	37,200,284	-	-	37,200,284	-	(17,836,488)	19,363,796
Exploration costs
Geological and geochemical	1,814,908	38,155	-	1,853,063	16,085	(962,447)	906,701
Surface drilling	2,371,509	-	-	2,371,509	-	(1,354,383)	1,017,126
Travel and accommodation	26,230	-	-	26,230	-	(9,374)	16,856
Claim rental	825,255	425,168	-	1,250,423	659,549	(1,001,142)	908,830
	42,238,186	463,323	-	42,701,509	675,634	(21,163,834)	$22,213,309

NEVADA
Nevada Properties
Acquisition and option payments	6,177,535	-	-	6,177,535	-	-	6,177,535
Exploration costs
Geological and geochemical	296,977	110,444	-	407,421	20,759	-	428,180
Geophysics	562,658	7,269	-	569,927	-	-	569,927
Other	1,745	-	-	1,745	-	-	1,745
	7,038,915	117,713	-	7,156,628	20,759	-	7,177,387

Mineral Property Costs	$82,862,073	$31,468,042	$(120,282)	$114,209,833	$61,289,504	$(21,205,645)	$154,293,692

Mineral Property Costs Written-off

The composition of the write-off figures by property classification is as follows:

	2008	2009	2010
Alaska properties written off	$-	$-	$21,163,834

Aggregate cost recoveries and administration fees received	527,747	120,282	41,811
Total write-offs and recoveries	$527,747	$120,282	$21,205,645

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

10.	MINERAL PROPERTY INTERESTS (continued)

CANADA
ONTARIO
RED LAKE MINING DIVISION

Phoenix Gold Project

The Company holds a 100% interest in the Phoenix Gold Project consisting of 16 patented mining claims, 25 licences of occupation, 1 mineral lease and 1 unpatented mining claim.

(i)	Water Claims Agreement

The Company holds a 100% interest in the “Water Claims” portion of the Phoenix Gold Project (25 licences of occupation and one mineral lease).  These claims are subject to a NSR royalty of 2%, for which advance royalties of US$50,000 are due annually (to a maximum of US$1,000,000 prior to commercial production).  To December 31, 2010 the Company has paid US $400,000 with respect to the Water Claims advance royalties.

The Company has the option to acquire a 0.5% NSR royalty for US$675,000 at any time, and has a right of first refusal on the remaining NSR.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of US$675,000, which would be deductible from commercial production royalties as well as amounts paid pursuant to the maximum US$1,000,000 in advance royalty payments described above.

(ii)	Land Claims Agreement

The Company holds a 100% interest in the “Land Claims” portion of the Phoenix Gold Project (16 patented mining claims). These claims are subject to a sliding scale NSR royalty of 2-3%, for which advance royalties of Cdn$75,000 are due annually (to a maximum of Cdn$1,500,000 prior to commercial production).  The Company has the option to acquire a 0.5% NSR royalty for Cdn$1,000,000 at any time and has a right of first refusal on the remaining NSR.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of Cdn$1,000,000, which would be deductible from commercial production royalties as well as amounts paid pursuant to the maximum Cdn$1,500,000 in advance royalty payments described above.  To December 31, 2010 the Company has paid Cdn $600,000 with respect to the Land Claims advance royalties.

The Company holds a 100% interest in the surface rights to the Land Claims.

(iii)	Unpatented Claim

The Company controls a 100% interest in one staked claim (one unit).

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

10.	MINERAL PROPERTY INTERESTS (continued)

Other Red Lake Properties

The Company’s Other Red Lake Properties are as follows:

Property	Interest	Description	Location in Ontario
Adams Lake	100%	35 unpatented mining claims	Balmer and Bateman townships
Advance	100%	13 patented mining claims	Todd township
DMC	100%	130 unpatented mining claims	Dome, McDonough, Bateman and Fairlie townships
East Bay	100%	43 unpatented mining claims	Bateman and Blackbear townships
Humlin Property	100%	31 unpatented mining claims	Fairlie township
McCuaig Joint Venture	60%	3 unpatented mining claims	Dome township
Red Lake North	100%	48 unpatented mining claims	Bateman, Black Bear Lake, McDonough and Coli Lake townships
Slate Bay	100%	30 unpatented mining claims	McDonough, Dome and Graves townships
Westend	50 to 100%	23 unpatented claims	Ball, Todd and Hammell Lake townships
Wolf Bay	50 to 100%	23 unpatented mining claims	Todd and Hammell Lake townships

Red Lake North Property - Option Agreement with Solitaire Minerals Corporation (“Solitaire”)

Pursuant to an option agreement signed during 2006 and amended during 2009, the Company optioned a 55% interest in 48 unpatented mining claims from the Red Lake North Property to Solitaire.  Pursuant to the terms of the agreement Solitaire has paid $5,000 cash and issued 50,000 common shares and must incur $2,500,000 ($751,000 outstanding) of exploration expenditures before July 1, 2011.

Westend Property - Option Agreement with Halo Resources Ltd. (“Halo”)

During 2008, the Company optioned a 60% interest in the Westend Property to Halo.  This agreement was terminated in 2010.

English Royalty Division (“ERD”)

The Company holds ownership or royalty interests in a number of properties designated as the English Royalty Division.  These properties, included in the ERD, are not explored by the Company but are held for the purpose of earning option and possible royalty income and deriving potential increases in value from successful exploration by optionees.  The Company continues to add properties to the ERD with new option agreements and drop properties that it is unable to option after reasonable efforts.

During 2010, the Company recorded cash and share receipts (before costs) of $683,580 (2009 - $195,434, 2008 - $712,523) from ERD options.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

10.	MINERAL PROPERTY INTERESTS (continued)

USA Properties

The Company’s properties in the USA are as follows:

Property	Interest	Description	Location
New Horizon, Alaska	100%	Approximately 195,280 acres (79,027 hectares)	Goodpaster Mining District
Nevada – Utah	Majority 100% owned	Approximately 225,000 acres (91,054 hectares)	Elko County, Nevada and Box Elder County, Utah

Kiska (formerly Rimfire) Option

During the year, the Company held an option granted by Kiska Metals Corporation (“Kiska”, formerly Rimfire Minerals Corporation) to acquire up to a 70% interest, in certain mineral claims, in the Goodpaster Mining District of Alaska.  Pursuant to the terms of this option agreement, the Company was required to expend a further US $1.1 million before November 2012 to earn an initial 60% interest.

On February 28, 2011, the Company gave notice to Kiska that it was terminating the option effective March 30, 2011 and as a result determined that as of December 31, 2010 an impairment of the mineral property costs had occurred and as a result took a full property write-off of $21,163,835, in relation to the Kiska claims.

11.	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations consist of reclamation and closure costs for its Phoenix Gold project which is currently at the advanced exploration stage. Reclamation and closure activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.  In February of 2009, the Company filed a Closure Plan with the Ontario Ministry of Northern Development, Mines and Forestry (“MNDMF”) which included an independent estimation of closure costs, if currently implemented, which amounted to $493,000.  Upon filing the closure plan, a deposit in the same amount was made with the MNDMF as financial assurance for completion of the closure plan when required.  Additional deposits will be required if closure amount estimates increase. An additional $5,000 deposit has been made to a financial institution as security for the reclamation of an historical British Columbia exploration project.

The estimated closure costs of the Phoenix Gold project based on the current condition of the site were inflation adjusted to the estimated date of site remediation, which is 25 years from December 31, 2010, and then discounted back to the year end using an estimate of the Company’s credit adjusted risk free rate of 8%. The current value of the future liability, amounting to $124,007 (2009 - $nil), was recognized at year end with an offsetting amount added to mineral property costs.

Subsequent to the year-end, an additional $955,360 was deposited with the MNDMF as financial assurance for a revised closure plan filed in February 2011.  The $955,360 payment related to assurance given for future activities expected to cause the need for remediation at the Company’s Phoenix Gold project and as such, no further amount was recorded in the year.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

12.	SHARE CAPITAL

(a)	Authorized share capital consists of unlimited common shares without par value.

Issued share capital consists of the following:

	2010			2009			2008
	Number of Shares	$		Number of Shares	$		Number of Shares	$
Balance, beginning of year	213,218,014		246,391,590	156,151,871		109,912,429	147,871,501		103,572,229
Public offerings	-		(15,879)	18,975,000		81,398,435	-		-
Private placements	-		-	25,000,000		37,445,025	8,166,670		9,460,640
Stock options exercised (1)	931,000		1,477,750	2,408,300		3,255,186	113,700		155,349
Consideration for property acquisition	54,054		215,135	10,682,843		16,024,265	-		-
Consideration issued to satisfy first nations benefit agreement obligations	91,606		414,004	-		-	-		-
Flow-through renunciation	-		-	-		(1,643,750)	-		(3,275,789)
Balance, end of year	214,294,674		248,482,600	213,218,014		246,391,590	156,151,871		109,912,429

(1)	Inclusive of the original $543,790 (2009 - $1,070,796, 2008 - $57,750) fair value of these options re-allocated from contributed surplus to share capital on exercise.

(b)	Stock Options

The Company has an incentive stock option plan that, as of May 14, 2010, required the approval of shareholders for any new grants.  The plan authorizes the Company to issue up to 8.5% of the number of issued and outstanding shares as incentive stock options to directors, officers, employees and consultants of the Company.  Pursuant to Toronto Stock Exchange rules, a stock option plan must be approved by the shareholders when adopted and thereafter any unallocated options under the plan must be approved by the shareholders every three years.  The Company’s unallocated options under the plan have not been renewed to date.  As a result, while the Company may continue to grant options under the stock option plan, no options granted after May 14, 2010 may be exercised until shareholder approval has been received for such grants.

Under the plan, there are no required vesting terms for options.  The term of each grant shall be no greater than 10 years from the date of grant.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

On May 31, 2010 and August 9, 2010 the Company conditionally granted 200,000 and 90,000 options respectively at exercise prices of $3.63 and $3.88.  As these grants have not been approved by the shareholders, these options are not exercisable and as a result, are not considered issued.  In recognition of the fact such options are not exercisable, the Company has agreed that if these options are not approved by the shareholders before vesting, the options will be cancelled and an equal number of stock appreciation rights will be granted which, if exercised, will be settled in cash.  The amount of cash payable under such stock appreciation rights will be an amount that will achieve the same after tax receipt of funds as the exercise of an equivalent number of stock options, followed by an immediate sale of the stock.  On December 6, 100,000 of the stock appreciation rights granted on May 31, 2010 were exercised resulting in a cash expense of $300,299 to the Company, which has been charged to salaries in the current year.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

12.	SHARE CAPITAL (continued)

As the stock appreciation rights require no further shareholder or director approval they are considered granted as of the date of option grant.  As of December 31, 2010, the Company has recorded an additional $172,236 as a charge to income and $133,887 as an addition to mineral properties in relation to the unexercised rights.  If the Company’s shareholders approve the grant of these stock options within the specified period, then this charge will be reversed and a stock based compensation charge related to incentive stock options will be recorded.

The following is a summary of the changes in the Company’s outstanding stock options:

	2010		2009		2008
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
			$		$		$
Balance at beginning of year	5,755,000	1.46	4,733,300	0.93		3,328,250		0.87
Granted	3,059,000	5.02	3,485,000	1.80		1,617,500		1.03
Exercised	(931,000)	1.00	(2,408,300)	0.91		(113,700)		0.86
Expired/cancelled	(305,000)	4.81	(55,000)	1.31		(98,750)		1.10
Outstanding at end of year (1)	7,578,000	2.82	5,755,000	1.46		4,733,300		0.93
Exercisable at end of year	6,281,000	2.37	3,792,500	1.12		3,965,800		0.91

(1)	At December 31, 2010, the weighted-average remaining contractual life of stock options outstanding is 3.12 years (2009 – 3.39 years, 2008 – 2.60 years).

The fair value of stock options included in the expense figures, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	2010	2009	2008
Risk-free interest rate (%)	2.32%	2.01%	3.67%
Expected life (years)	3.49 Years	4.24 Years	5 years
Expected volatility (%)	77%	66%	64
Expected dividend yield (%)	0	0	0

The weighted average grant-date fair value of options granted during 2010 was $2.74 (2009 - $1.01, 2008 - $0.59).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

12.	SHARE CAPITAL (continued)

The following is a summary of outstanding stock options:

December 31, 2010
Option Price Range	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
$0.74-$0.76	640,000	0.74	1.01
$1.04	1,090,000	1.04	2.12
$1.31 - $1.46	2,034,000	1.31	3.02
$1.68 - $3.13	790,000	2.51	2.71
$3.96 - $4.53	645,000	4.18	4.21
$5.22	2,379,000	5.22	4.04
Total Stock Options	7,578,000	2.82	3.12

Subsequent to the year end, the Company granted 3,301,696 incentive stock options to employees, directors and contractors at an exercise price equal to the market value on issue of $5.80, with expiry terms of 2 and 5 years. These options must be approved by the shareholders before December 31, 2011 to become effective.  If there is a change of control during this period, before shareholder approval has been received, then the grants will immediately be converted to stock appreciation rights that, upon exercise, will require the Company to pay the holder, in cash, the difference between the market price of the Company’s shares at that time and the exercise price.

Subsequent to the year end, 44,000 incentive stock options were exercised for proceeds of $160,574.

The following is a summary of changes in contributed surplus:

	2010	2009	2008
Balance at beginning of year	$5,750,527	$4,012,933	$3,082,261
Stock-based compensation – administration	5,413,733	1,638,405	761,890
Stock-based compensation – mineral property costs	3,176,234	1,169,985	209,941
Stock-based compensation - options granted by spin-out companies	-	-	16,591
Fair value of stock options allocated to shares issued on exercise	(543,790)	(1,070,796)	(57,750)
Balance at end of year	$13,796,704	$5,750,527	$4,012,933

13.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	2010	2009
Accumulated other comprehensive loss, beginning of the year	$(785,842)	$(1,329,141)

Other comprehensive income for the year	879,696	543,299

Accumulated other comprehensive income (loss), end of the year	$93,854	$(785,842)

Components of accumulated other comprehensive income (loss) end of the year:

Unrealized losses on temporary investments	$(41,501)	$(70,262)
Unrealized gains (losses) on marketable securities and other investments - public company shares	135,355	(715,580)

	$93,854	$(785,842)

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

14.	INCOME TAXES

Current income tax payable in the amount of $7,150 (2009 - $nil) represents an estimated current liability of the Company’s wholly-owned subsidiary, 1304850 Ontario Inc.

The following is a reconciliation of income taxes at statutory rates:

	2010		2009		2008
	$		$		$

Net loss for the year, before taxes		(31,565,670)		(2,198,042)		(5,653,969)

Expected income tax recovery		(9,466,644)		(725,354)		(1,724,460)
Net adjustment for current, deductible and non-deductible amounts		7,235,851		(824,715)		930,654
Future income tax recovery due to write-off of mineral property cost		(7,530,715)		-		-
Change in valuation allowance		2,245,544		(91,644)		(2,460,400)
Income tax recoveries, net		(7,515,964)		(1,641,713)		(3,254,206)

The significant components of the Company’s future income tax assets (liabilities) are as follows:

	2010		2009
	$		$
Future income tax assets (liabilities):
Net mineral property carrying amounts in excess of tax pools		(11,805,598)		(19,865,008)
Equipment and intangible tax pools in excess of carrying value		402,563		330,263
Investment tax base in excess of carrying value		(21,230)		93,062
Share issue cost pool		1,262,830		1,865,695
Tax loss carry-forwards		5,984,174		5,249,437
		(4,177,261)		(12,326,551)
Valuation allowance		(958,772)		(1,064,777)
Net future tax liabilities		(5,136,033)		(13,391,328)

The Company has non-capital losses of approximately $22 million (2009 - $18 million, 2008 - $14 million), which are available to reduce future taxable income and which expire between 2014 and 2030.  Subject to certain restrictions the Company also has mineral property expenditures of approximately $98 million (2009 – $54 million, 2008 - $30 million) available to reduce taxable income in future years.

15.	RELATED PARTY TRANSACTIONS

For the year ended December 31, 2010, the Company paid legal fees to a law firm, of which a partner is a director of the Company, aggregating to $638,251 (2009 - $810,448, 2008 - $198,422).  Of this amount, $325,344 was reimbursed to the Company by a third party in connection with a secondary offering of the Company’s shares.  The fees are recorded within professional expenses, mineral property acquisition costs, investments and share issue costs in these financial statements. As at December 31, 2010, this law firm is owed $nil (2009 - $5,000).  All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

16.	COMMITMENTS

(a)
At December 31, 2010, the Company has the following lease, rental and contractual commitments, made for the Company’s office premises, staff accommodations and various contractual obligations made for the acquisition of equipment and to further develop the Company’s Phoenix Gold project:

	Due within One Year	Due One to Three Years	Total
Lease and Rental Commitments	$187,405	$185,325	$372,730
Contractual Commitments	3,508,545	-	3,508,545
Total	$3,695,950	$185,325	$3,881,275

(b)
The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

17.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2010, the Company received common shares of other companies valued at $215,802 (2009 - $109,813, 2008 - $183,340) pursuant to the terms of mineral property option agreements.  The Company has excluded from its investing cash flows $3,459,552 (2009 - $2,873,019, 2008 - $267,830) in accounts payable relating to mineral property costs.  Other non-cash investments included $3,176,233 (2009 - $1,169,985, 2008 - $209,940) recorded in property expenditures for stock-based compensation awarded to personnel working on mineral properties and $329,170 (2009 – $80,979, 2008 – $nil) recorded in property expenditures for amortization.

	2010		2009		2008
	$		$		$
During the year, the Company paid and received the following:
Interest received		349,119		149,604		689,250
Interest paid		4,207		2,525		22,351
Income taxes paid		7,601		26,505		74,000

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact financial statement line items, are described below.

(a)	Mineral property interests and deferred exploration costs

Under Canadian GAAP, costs to maintain property rights (including property options) and related exploration costs incurred on those properties may be deferred and subsequently carried at cost prior to a Company having obtained the necessary data to complete a positive feasibility study, including the preparation of a cash flow projection in respect to the recoverability of those costs. Accordingly, while the Company’s projects remain at a pre-feasibility stage of development, management has elected under Canadian GAAP to defer all maintenance and exploration costs incurred on them until a property is abandoned, sold, or upon management determining there to be an impairment in value. Under U.S. GAAP, prior to the point in time that a positive feasibility report has been completed in respect to a property, such costs must be expensed as incurred.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(b)	Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability (“FIT”). Under US GAAP, SFAS 109 ASC Topic 740, “Accounting for Income Taxes” (SFAS109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized initially for the premium paid by the investors.

For US GAAP purposes, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense. For US GAAP purposes the Company does not have temporary differences as a result of the requirement that all such costs related to mineral properties generally be expensed as described in (a) above;  therefore all future income taxes related to renouncements for Canadian GAAP are reversed through the statements of operations for US GAAP purposes.

The reconciling items disclosed herein are in respect to both the recognition of the tax benefit sale under U.S. GAAP and to the reversal of the required Canadian GAAP treatment of flow-through share issuances and renunciations.

Also, notwithstanding there is no specific contractual restrictions or requirements to segregate the funds received for the flow-through shares, funds that are unexpended at the consolidated balance sheet dates are considered to be restricted funds and are not considered to be cash or cash equivalents under the SEC staff interpretation of US GAAP.  Such amounts would be required to be disclosed separately in a consolidated balance sheet prepared in accordance with US GAAP.

(c)	Investment in companies spun-off

Under US GAAP certain elements of the warrants and options spun off pursuant to the Plan of Arrangement (POA) transaction of December 2006, would be accounted for differently from their treatment in these financial statements.  Specifically the Company would generally be required to present all assets acquired and liabilities assumed at their gross amounts, with no right of offset.  A significant liability would be recorded in respect to obligations related to transferred share purchase warrants, an amount included in equity under Canadian GAAP.  This liability was extinguished during 2007 as all warrants were exercised. Further, the Company would also record certain items in Operations and Other Comprehensive Income under US GAAP relating to certain fair value adjustments required to be made at December 31, 2006.

(d)	Income taxes

In June 2006, FASB issued Financial Interpretation No. 48 (ASC 740), Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109.  This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Corporation’s fiscal year end.  The adoption of this Interpretation did not have a significant effect on the Corporation’s results of operations or financial position.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(e)	Exploration stage company

Pursuant to US GAAP and the guidance of the SEC, the Corporation would be subject to the disclosure requirements applicable to a development stage enterprise as the Corporation is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Corporation as such for accounting purposes does not impact the measurement principles applied to these financial statements.

(f)	Consolidated statement of cash flows

Pursuant to US GAAP and the guidance of the SEC, the Corporation would be subject to the disclosure requirements applicable to a development stage enterprise as the Corporation is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Corporation as such for accounting purposes does not impact the measurement principles applied to these financial statements.

The Corporation has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(g)	Recently adopted accounting standards

In August 2009, FASB amended SFAS 157 (codified within ASC 820). The amendments address the impact of transfer restrictions on the fair value of a liability and the ability to use the fair value of a liability that is traded as an asset as an input to the valuation of the underlying liability. The amended standard also clarifies the application of certain valuation techniques. This standard became effective for interim and annual periods beginning after August 26, 2009. This standard did not  affect the Company’s consolidated financial statements.

In June 2009, FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”, codified within ASC 810). SFAS 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. This standard did not  affect the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”, codified within ASC 860). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 became effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years. This standard did not affect the Company’s consolidated financial statements.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(h)	Recent Accounting Pronouncements

The Company transitioned to International Financial Reporting Standards (“IFRS”) on January 1, 2011 and will no longer be required to prepare reconciliation to US GAAP.   Accordingly, the Company has not assessed the impact of adopting recent US accounting pronouncements with an application date of January 1, 2011 or beyond on its financial statements and disclosures.

(i)	The impact of these differences in respect to these financial statements is quantified below as they apply to financial statement line items

Balance Sheets	Note reference	2010		2009		2008
		$		$		$
Investments - companies spun off - Canadian GAAP			2,311		168,694		153,400
Net fair value and related adjustments	(c)		-		-		-
Investment in companies spun off - US GAAP			2,311		168,694		153,400

Mineral property costs - Canadian GAAP			154,293,692		114,209,833		82,862,073
Mineral property costs expensed under US GAAP	(a)		(128,753,553)		(70,833,206)		(39,485,443)
Mineral property costs - US GAAP			25,540,139		43,376,627		43,376,630

Other liabilities - Canadian GAAP			-		-		-
Aggregate liabilities assumed on spin-off transaction	(c)		-		5,289		13,753
Other liabilities - US GAAP			-		5,289		13,753

Flow-through share tax liability – Canadian GAAP			-		-		-
Future tax related to premium on flow-through financing	(b)		-		-		1,217,593
Flow-through share tax liability – US GAAP			-		-		1,217,593

Share capital - Canadian GAAP			248,482,600		246,391,590		109,912,429
Adjustment to reverse entry for spin-off of Paragon assets	(a)		6,979,704		6,979,704		6,979,704
Future tax related to premium on flow-through financing	(b)		(3,007,245)		(3,007,245)		(3,007,245)
Adjustment to reinstate Canadian GAAP FIT recovery to share capital	(b)		6,440,882		6,440,882		4,797,132
Share capital – US GAAP			258,895,941		256,804,931		118,682,020

Opening deficit - Canadian GAAP			22,659,689		22,103,360		19,703,597
Net historical adjustments - US GAAP	(a)		81,251,836		49,486,380		31,344,349
Opening deficit - US GAAP			103,911,525		71,589,740		51,047,946

Accumulated other comprehensive income (loss) – Canadian GAAP			93,854		(785,842)		(1,329,141)
Adjustment to reflect net fair value measurements at each year end.	(c)		-		-		-
Accumulated other comprehensive income (loss) - US GAAP			93,854		(785,842)		(1,329,141)

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Operations Statements	Note reference	2010		2009		2008
		$		$		$
FIT recovery - Canadian GAAP			7,530,715		1,645,615		3,276,809
Adjustments to FIT recoveries	(b)		-		(426,157)		(1,486,137)
FIT (expensed) recovery under US GAAP			7,530,715		1,219,458		1,790,672

Stock-based compensation expense - Canadian GAAP			5,585,969		1,638,418		659,806
Adjustment to fair value certain spin-off related items	(c)		(5,289)		(8,461)		(256,869)
Stock-based compensation expense - US GAAP			5,580,680		1,629,957		402,937

Mineral property costs written off - Canadian GAAP			21,163,835		-		-
Under US GAAP such expenses not initially capitalized	(a)		(3,327,346)		-		-
Mineral property costs written off under US GAAP			17,836,489		-		-

Mineral property costs expensed - Canadian GAAP			144,006		212,265		232,932
Under Canadian GAAP policy such costs initially deferred	(a)		61,247,693		31,347,760		16,705,015
Net mineral property costs expensed – US GAAP			61,391,699		31,560,025		16,937,947

Statements of Cash Flows	Note reference	2010		2009		2008
		$		$		$
Cash provided by (used in) operating activities, under Canadian GAAP			(4,405,403)		(3,118,912)		(1,253,264)
Adjustment for mineral properties and deferred exploration	(g)		(56,444,420)		(27,611,890)		(16,893,521)
Cash used in operating activities, under US GAAP			(60,849,823)		(30,730,802)		(18,146,785)

Cash provided by (used in) investing activities, under Canadian GAAP			13,077,790		(150,309,553)		(4,342,536)
Adjustment for mineral properties and deferred exploration	(g)		56,444,420		27,611,890		16,893,521
Cash provided by (used in) investing activities, under US GAAP			69,522,210		(122,697,663)		12,550,985

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Statements of Cash Flows	Note reference	2010		2009		2008
		$		$		$
Cash provided by financing activities, under Canadian GAAP			918,081		137,052,115		9,558,240
Change in restricted cash from issuance of flow-through shares	(b)		-		-		4,254,955
Cash provided by financing activities, under US GAAP			918,081		137,052,115		13,813,195

Cash and cash equivalents, end of year, Canadian GAAP			11,967,867		2,377,398		18,753,749
Restricted cash from issue of flow-through shares	(b)		-		-		(5,730,041)
Cash and cash equivalents, end of year, US GAAP			11,967,867		2,377,398		13,023,708

The following is comparative disclosure of the application of US GAAP as described above to certain other line items in these consolidated financial statements:

	2010				2009				2008

	Canadian GAAP		US GAAP		Canadian GAAP		US GAAP		Canadian GAAP		US GAAP
	$		$		$		$		$		$
Total assets		227,922,977		99,169,424		246,126,913		175,293,707		106,834,083		67,348,640
Total liabilities		12,259,214		12,259,214		17,430,327		17,435,616		16,341,222		17,572,568
Total shareholders’ equity		215,663,763		86,910,210		228,696,586		157,858,091		90,492,861		49,776,072
Net loss		(24,049,706)		(81,964,764)		(556,329)		(32,321,785)		(2,399,763)		(20,334,046)
Loss per share		(0.11)		(0.32)		(0.00)		(0.17)		(0.02)		(0.14)
Net cash flows to operating activities		(4,405,403)		(60,849,825)		(3,118,912)		(30,730,802)		(1,253,264)		(18,146,785)
Net cash flows (to)from investing activities		13,077,790		69,522,210		(150,309,553)		(122,697,663)		(4,342,536)		12,550,985
Net cash flows from financing activities		918,081		918,081		137,052,115		137,052,115		9,558,240		13,813,195

(j)	Development stage enterprise

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7 (SFAS No. 7; ASC 914), Accounting and Reporting by Development Stage Enterprises. The following additional disclosures are required under U.S. GAAP:

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Consolidated summarized statements of loss and deficit and cash flows since inception March 4, 1996:

Consolidated loss and deficit:
From March 4, 1996 (inception) to December 31, 2010

Mineral property exploration costs	$166,065,081
General and administration	26,000,869
Other income	(6,189,661)

Net Loss and Deficit as at December 31, 2010	$(185,876,289)

Consolidated cash flows:
From March 4, 1996 (inception) to December 31, 2010
Cash Provided by (Used for):
Operating Activities	$(167,743,237)
Investing Activities	(56,720,550)
Financing Activities	236,431,654
11,967,867
Cash at beginning of period	-
Cash and cash equivalents, as at December 31, 2010	$11,967,867

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

The following table represents the Company’s equity transactions from inception:

	Common Shares
	Number of shares	Amount		Contributed surplus		Accumulated other comprehensive income (loss)		Deficit		Total Shareholders’ Equity
		$		$		$		$		$
Balance March 4, 1996 Incorporation	-		-		-		-		-		-

Issued for cash	3,380,000		1,466,750		-		-		-		1,466,750
Issued for mineral property	2,845,000		711,250		-		-		-		711,250
Share issuance costs	-		(8,736)		-		-		-		(8,736)
Loss for the year	-		-		-		-		(1,475,999)		(1,475,999)
Balance December 31, 1996	6,225,000		2,169,264		-		-		(1,475,999)		693,265

Flow though shares issued for cash	1,300,000		1,365,000		-		-		-		1,365,000
Public offering	1,720,000		1,418,215		-		-		-		1,418,215
Private Placement	907,630		988,884		-		-		-		988,884
Loss for the year	-		-		-		-		(2,475,147)		(2,475,147)
Balance December 31, 1997	10,152,630		5,941,363		-		-		(3,951,146)		1,990,217

Issued for cash	1,582,145		549,859		-		-		-		549,859
Issued for mineral property	50,000		20,000		-		-		-		20,000
Loss for the year	-		-		-		-		(1,947,546)		(1,947,546)
Balance December 31, 1998	11,784,775		6,511,222		-		-		(5,898,692)		612,530

Issued for cash	2,357,427		1,180,364		-		-		-		1,180,364
Warrants exercised	1,301,307		546,549		-		-		-		546,549
Flow through benefit related to premium	-		(24,436)		-		-		-		(24,436)
Issued for Mineral Property	150,000		60,000		-		-		-		60,000
Investments revalued	-		-		-		1,500		-		1,500
Loss for the year	-		-		-		-		(2,584,680)		(2,584,680)
Balance December 31, 1999	15,593,509		8,273,699		-		1,500		(8,483,372)		(208,173)

Issued for cash	2,840,000		1,044,140		-		-		-		1,044,140
Warrants exercised	900,000		590,000		-		-		-		590,000
Issued for mineral property	175,000		98,500		-		-		-		98,500
Flow through benefit related to premium	-		(134,000)		-		-		-		(134,000)
Revaluation of investments	-		-		-		(6,101)		-		(6,101)
Loss for the year	-		-		-		-		(252,646)		(252,646)
Balance December 31, 2000	19,508,509		9,872,339		-		(4,601)		(8,736,018)		1,131,720

Issued for cash	3,427,858		1,058,942		-		-		-		1,058,942
Warrants exercised	337,500		135,000		-		-		-		135,000
Issued for mineral property	125,000		57,250		-		-		-		57,250
Revaluation of investments	-		-		-		5,101		-		5,101
Loss for the year	-		-		-		-		(1,333,672)		(1,333,672)
Balance December 31, 2001	23,398,867		11,123,531		-		500		(10,069,690)		1,054,341

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	Common Shares
	Number of shares	Amount	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit		Total Shareholders’ Equity
		$	$	$	$		$
Issued for cash	5,368,463	3,568,885	-	-		-		3,568,885
Stock options exercised	167,500	64,725	-	-		-		64,725
Warrants exercised	3,671,393	2,165,488	-	-		-		2,165,488
Issued for mineral property	1,426,028	1,656,612	-	-		-		1,656,612
Stock based compensation charge	-	-	145,355	-		-		145,355
Stock based property payment	-	-	52,130	-		-		52,130
Revaluation of investments	-	-	-	(813)		-		(813)
Loss for the year	-	-	-	-		(7,832,016)		(7,832,016)
Balance December 31, 2002	34,032,251	18,579,241	197,485	(313)		(17,901,706)		874,707

Issued for cash	13,979,329	14,389,958	-	-		-		14,389,958
Stock options exercised	1,547,500	583,125	-	-		-		583,125
Warrants exercised	2,022,740	1,489,488	-	-		-		1,489,488
Issued for mineral property	602,811	711,381	-	-		-		711,381
Stock based compensation charge	-	-	556,046	-		-		556,046
Flow through benefit related to premium	-	(480,000)	-	-		-		(480,000)
Revaluation of investments	-	-	-	36,491		-		36,491
Loss for the year	-	-	-	-		(6,851,099)		(6,851,099)
Balance December 31, 2003	52,184,631	35,273,193	753,531	36,178		(24,752,805)		11,310,097
				-		-
Issued for cash	2,093,412	2,398,702	-	-		-		2,398,702
Stock options exercised	79,000	80,685	(12,465)	-		-		68,220
Warrants exercised	525,161	629,333	-	-		-		629,333
Issued for mineral property	123,827	164,372	-	-		-		164,372
Stock based compensation charge	-	-	1,100,980	-		-		1,100,980
Flow through benefit related to premium	-	(367,665)	-	-		-		(367,665)
Share issuance costs	-	-	118,417	-		-		118,417
Revaluation of investments	-	-	-	(238,665)		-		(238,665)
Loss for the year	-	-	-	-		(6,253,847)		(6,253,847)
Balance December 31, 2004	55,006,031	38,178,620	1,960,463	(202,487)		(31,006,652)		8,929,944

Issued for cash	10,232,000	6,420,989	-	-		-		6,420,989
Issued for mineral property	159,000	151,520	-	-		-		151,520
Stock options exercised	300,000	338,087	(97,837)	-		-		240,250
Warrants exercised	482,493	559,318	-	-		-		559,318
Stock based compensation charge	-	-	683,671	-		-		683,671
Flow through benefit related to premium	-	(140,000)	-	-		-		(140,000)
Share issuance costs	-	-	77,483	-		-		77,483
Revaluation of investments	-	-	-	191,925		-		191,925
Loss for the year	-	-	-	-		(7,694,377)		(7,694,377)
Balance December 31, 2005	66,179,524	45,508,534	2,623,780	(10,562)		(38,701,029)		9,420,723

Issued for cash	7,640,560	10,431,265	-	-		-		10,431,265
Issued for mineral property	101,000	130,720	-	-		-		130,720
Stock options exercised	760,628	1,114,599	(297,314)	-		-		817,285
Warrants exercised	2,128,813	1,779,452	-	-		-		1,779,452
Stock based compensation charge – administration	-	-	220,964	-		-		220,964
Stock based compensation charge – property	-	-	22,062	-		-		22,062
Spun-off of properties	-	(5,908,711)	(309)	-		-		(5,909,020)
Option granted by spun-off companies			(22,417)	-		-		(22,417)
Revaluation of investments	-	-	-	318,539		-		318,539
Loss for the year	-	-	-			(3,944,765)		(3,944,765)
Balance December 31, 2006	76,810,525	53,055,859	2,546,766	307,977		(42,645,794)		13,264,808

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	Common Shares
	Number of shares	Amount		Contributed surplus		Accumulated other comprehensive income (loss)		Deficit		Total Shareholders’ Equity
		$		$		$		$		$
Issued for cash	26,265,462		24,165,197		-		-		-		24,165,197
Issued for mineral property	40,000,000		28,000,000		-		-		-		28,000,000
Stock options exercised	1,547,374		1,476,765		(377,399)		-		-		1,099,366
Warrants exercised	3,152,792		1,451,905		-		-		-		1,451,905
Stock based compensation charge – administration	-		-		576,606		-		-		576,606
Stock based compensation charge – property	-		-		335,979		-		-		335,979
Spun-off of properties	-		2,290,988		309		-		-		2,291,297
Flow through benefit related to premium	-		(643,551)		-		-		-		(643,551)
Agent commissions	393,262		700,006		-		-		-		700,006
Shares returned to treasury	(297,914)		(213,545)		-		-		-		(213,545)
Revaluation of investments	-		-		-		152,256		-		152,256
Loss for the year	-		-		-		-		(8,402,152)		(8,402,152)
Balance December 31, 2007	147,871,501		110,283,624		3,082,261		460,233		(51,047,946)		62,778,172

Issued for cash	8,166,670		9,460,640		-		-		-		9,460,640
Stock options exercised	113,700		155,349		(57,750)		-		-		97,599
	-		-		-		-		-		-
Stock based compensation charge – administration	-		-		761,890		-		-		761,890
Stock based compensation charge – property	-		-		209,941		-		-		209,941
Option granted by spun-off companies	-		-		16,591		-		-		16,591
Flow through benefit related to premium	-		(1,217,593)		-		-		-		(1,217,593)
Revaluation of investments	-		-		-		(1,789,374)		-		(1,789,374)
Loss for the year			-		-		-		(20,541,794)		(20,541,794)
Balance December 31, 2008	156,151,871		118,682,020		4,012,933		(1,329,141)		(71,589,740)		49,776,072

Issued for cash	18,975,000		81,398,435		-		-		-		81,398,435
Issued for cash	25,000,000		37,445,025		-		-		-		37,445,025
Stock options exercised	2,408,300		3,255,186		(1,070,796)		-		-		2,184,390
Warrants exercised	10,682,843		16,024,265		-		-		-		16,024,265
Stock based compensation charge – administration	-		-		1,638,405		-		-		1,638,405
Stock based compensation charge – property	-		-		1,169,985		-		-		1,169,985
Revaluation of investments	-		-		-		543,299		-		543,299
Loss for the year	-		-		-		-		(32,321,785)		(32,321,785)
Balance December 31, 2009	213,218,014		256,804,931		5,750,527		(785,842)		(103,911,525)		157,858,091

Share issuance costs	-		(15,879)		-		-		-		(15,879)
Issued for mineral property	54,054		215,135		-		-		-		215,135
Stock options exercised	931,000		1,477,750		(543,790)		-		-		933,960
Issued for mineral property	91,606		414,004		-		-		-		414,004
Stock based compensation charge – administration	-		-		5,413,733		-		-		5,413,733
Stock based compensation charge – property	-		-		3,176,234		-		-		3,176,234
Revaluation of investments	-		-		-		879,696		-		879,696
Loss for the year	-		-		-		-		(81,964,764)		(81,964,764)
Balance December 31, 2010	214,294,674		258,895,941		13,796,704		93,854		(185,876,289)		86,910,210

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2010
(Stated in Canadian Dollars)

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

The following additional information would have been presented if these consolidated financial statements were presented in accordance with US GAAP:

(k)	Accounts payable and accrued liabilities

	2010	2009

Operating payables	$3,226,369	$1,165,979
Minerals property payables	3,459,552	2,873,020
Liability for stock appreciation rights	306,103	-
	$6,992,024	$4,038,999

(l)	Accumulated other comprehensive income

(1)	Total gains for securities with net gains included in accumulated other comprehensive income amounted to $473,477 (2009 – 504,366).

(2)	Total losses for securities with net losses included in accumulated other comprehensive income amounted to $333,036 (2009 – 617,482).

Summary of investments with unrealized losses:

	2010		2009
Investment	Fair value	Aggregate Unrealized Losses	Fair value	Aggregate Unrealized Losses
Treasury bills	$47,923,015	$36,522	$124,395,204	$71,419
Public company shares	426,546	333,036	140,260	617,482
	$48,349,561	$369,558	$124,535,464	$688,901

Unrealized losses were not considered other than temporary due to high volatilities of shares held and improving market conditions.  All listed investments have been in a loss position for over 12 months.

(m)	Stock based compensation and other share based payments

(1)	Stock based compensation for service based awards with graded vesting is calculated separately for each vesting portion and recorded over the service period of each vesting portion.
(2)	Life of option was estimated based on historical experience of the Company for similar awards.
(3)	Volatility of Company shares was estimated based on the Company’s historical volatility over periods commensurate with the option estimated life.
(4)	The total intrinsic value of all options outstanding at year end was $21,672,120 (2009 – $20,366,000).
(5)	The total intrinsic value of options exercised during the year was $3,919,125 (2009 - $7,462,454).
(6)
The total fair value of amounts not yet expensed for unvested options, outstanding at year end, was $129,567 (2009 - $724,183) and have a weighted average time to vesting of 3.9 months (2009 -7.25 months).

(7)	Stock based compensation for employees on the statement of operations included in the line “Stock based compensation” would be included in the line “General and administration”, under USGAAP.